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January 31, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Arthur C. Sandel, Office of Structured Finance
     Michelle Stasny, Office of Structured Finance

Re: Entergy Texas, Inc.
Entergy Texas Restoration Funding II, LLC
Registration Statement on Form SF-1
Filed September 3, 2021
File Nos. 333-259293
SEC Comment Letter dated October 22, 2021

Dear Mr. Sandel and Ms. Stasny:

    On behalf of Entergy Texas, Inc. (“Entergy”) and Entergy Texas Restoration Funding II, LLC (together with Entergy, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 22, 2021 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on September 3, 2021.

    The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 1.

General

1.We note that only the co-registrant, Entergy Texas Restoration Funding II, LLC, has filed this registration statement. Please also have the registrant, Entergy Texas, Inc. file all subsequent amendments to this registration statement.
Response: In response to the Staff’s comment, the Registrants hereby confirm that going forward, both the co-registrant, Entergy Texas Restoration Funding II, LLC, and the registrant, Entergy Texas, Inc., will file all subsequent amendments to the Registration Statement.

Ms. Michelle Stasny and Mr. Arthur Sandel
Securities and Exchange Commission
January 31, 2022

2.We note that, although you included a table of contents, you did not include page numbers in the form of prospectus or Part II. In your next amendment, please include page numbers throughout.

Response: In response to the Staff’s comment, the Registrants have included page numbers throughout the form of prospectus and Part II in Amendment No. 1.
3.We note your use of the term “prospectus supplement” in the prospectus. Please revise such references to refer to the prospectus.

Response: In response to the Staff’s comment, the Registrants have revised the references to refer to the prospectus rather than the “prospectus supplement” in the prospectus contained in Amendment No. 1.
4.We note that throughout the registration statement you refer to the “series supplement” to the indenture. Please explain to us why a series supplement to the indenture is necessary for the issuance of the securities and file a form series supplement as an exhibit to your registration statement. Otherwise, please delete the references to the series supplement.

Response: The Registrants confirm that a series supplement to the indenture is necessary for the issuance of the securities because the base indenture needs to be updated by the series supplement to authorize the issuance for this offering by Entergy Texas Restoration Funding II, LLC of the system restoration bonds and to specify the terms thereof. The form of the series supplement is attached as Exhibit B to the filed base indenture. In response to the Staff’s comments, the Registrants will file the final form of the series supplement as an exhibit to a Current Report on Form 8-K.
Cautionary Statement Regarding Forward-Looking Statements

5.We note your statement that you undertake no obligation to update or revise any forward looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
Response: In response to the Staff’s comment, the Registrants have revised the “Cautionary Statement Regarding Forward-Looking Information” section of Amendment No. 1 to clarify that the Registrants will update or revise any forward-looking statements as required by law.

Part II – Information Not Required in Prospectus

Item 14. Exhibits

6.Please file your remaining exhibits with your next amendment. Please refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K .
Response: The Registrants are filing certain of their exhibits with Amendment No. 1 and will file the remaining exhibits with subsequent amendments to the Registration Statement.

* * *
97826721.3
Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.
Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Michelle Stasny and Mr. Arthur Sandel
Securities and Exchange Commission
January 31, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (628) 231-6803.

Very Truly Yours

By:	/s/ Eric D. Tashman
Eric D. Tashman

cc:    Kimberly A. Fontan (Entergy)
    Dawn A. Balash (Entergy)

97826721.3
Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.
Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.